November 7, 2007

VIA FACSIMILE AND VIA EDGAR

Rufus Decker, Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.,

Mail Stop 7010

Washington, D.C. 20549

Re:	Elixir Gaming Technologies, Inc., formerly known as VendingData
Corporation (the “Company”)
Form 10-KSB for Fiscal Year Ended December 31, 2006
Forms 10-QSB for Fiscal Quarters Ended March 31, 2007 and June 30,
2007
SEC File No. 0-25855

Dear Mr. Decker:

This will respond to the staff’s letter dated November 7, 2007 to the Company. On behalf of the Company, we have provided below the Company’s responses to the staff’s letter of November 7, 2007, numbered in the order in which the staff’s comments were provided. Please note that all future correspondence should be addressed to the undersigned.

This will also confirm our understanding that the staff is asking that the Company reflect the staff’s comments in future filings, as necessary.

1.          We agree with the staff and will correct the accounting and the related disclosure in Form 10-KSB/A for the period ended December 31, 2006 and for the subsequent quarterly filings.

2.          We have made our assessment regarding the deferred costs associated with the Securities Purchase and Product Participation Agreement which included a test for recoverability. Based upon this test the entire value of the shares issued or $77.8 million will be expensed. Therefore there will be no amortization of any costs over time. The disclosure from our draft quarterly report Form 10-QSB for the three months ended September 30, 2007 is as follows:

Excerpt from Note 7

This transaction will be accounted for pursuant to EITF 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, and SFAS 91, Accounting for Nonrefundable Fees and Costs Associated with

Originating or Acquiring Loans and Initial Direct Costs of Leases. In accordance with EITF 96-18, we valued the initial 25,000,000 common shares and 88,000,000 warrants at fair value on the measurement date which occurred when the first performance milestone was achieved. The common shares were initially capitalized in accordance with SFAS 91 and the warrants were deferred as deferred contract acquisition fees until vested. The fair value of the common shares totaled $77.8 million and the fair value of the warrants totaled $176.9 million. The initial direct costs associated with the issuance of the common stock are subject to recoverability and impairment testing (see note 5).

Once the first milestone was achieved, the Company and Elixir Group become related parties. On September 13, 2007, the second milestone was achieved and 15,000,000 shares of the Company’s common stock were issued and 22,000,000 of the above reference warrants vested. As this transaction was between related parties and in accordance with SFAS 13 and SFAS 91, the fair value of the common shares and the vested portion of the warrants were recorded as expense when incurred. Accordingly, the Company expensed $97.3 million to contract acquisition fees.

Excerpt from Note 5

On September 10, 2007, the Company issued Elixir Group 25,000,000 shares of its common stock and 88,000,000 warrants to purchase the Company’s common stock. The shares have a fair value of $77.8 million (see note 7) which was capitalized in accordance with SFAS 91. In accordance with SFAS 142, the Company tested this asset for recoverability and impairment using present value techniques based on estimates of cash flows. Based upon this assessment, the Company will record an impairment charge of $77.8 million for the 25,000,000 shares.

*****

The Company has endeavored to fully respond to the staff’s comments set forth in its November 7, 2007 letter. On behalf of the Company, please be advised that the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your review. Please contact Martie Vlcek or the undersigned at (702) 733-7195 if you have any questions.

Very truly yours,

		/s/	David Reberger
David Reberger
Chief Financial Officer

cc:	Greenberg Traurig, LLP
Piercy Bowler Taylor & Kern